EMERGE ENERGY SERVICES LP

5600 Clearfork Main Street, Suite 400

Fort Worth, Texas 76109

(817) 618-4020

April 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                             Emerge Energy Services LP
Registration Statement on Form S-3
File No. 333-223800

Ladies and Gentlemen:

Emerge Energy Services LP (the “Partnership”) hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:30 p.m., Washington, D.C. time, on April 5, 2018, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its general partner

By:	/s/ Deborah Deibert
Deborah Deibert
Chief Financial Officer

cc:	Richard Shearer, Emerge Energy Services LP
Warren B. Bonham, Emerge Energy Services LP
Ryan J. Maierson, Latham & Watkins LLP